Mail Stop 3561

November 14, 2006

Via U.S. Mail

Ruediger Albrecht
President
Isdera, North America, Inc.
50 Pine Drive
Cold Spring Harbor, NY 11724

Re: Isdera, North America, Inc.
Registration Statement on Form SB-2
Filed October 18, 2006
File No. 333-138059

Dear Mr. Albrecht,

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock, that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it

would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that your business remained dormant from 1997 to August of 2006 and we note that you are a development stage company that has had no revenues, little cash, and nominal total assets. In addition, [this is a "no-minimum" offering and] you have no agreements or arrangements to conduct your business. Moreover, you have consulting agreements with Kingsgate Development and Eastern Glow Investments to obtain the benefit of their "special knowledge and experience regarding the identification, evaluation, structuring, negotiating and closing of *joint ventures*, *strategic alliances and business acquisitions* . . .."

In view of the foregoing, your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide, in the prospectus, a detailed explanation as to why Rule 419 does not apply and a statement that the company has no intention of combining with another company or entity in the foreseeable future.

2. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

3. Your name, Isdera, North America, suggests that you are affiliated with Isdera GMBH, Germany. Please describe your relationship with Isdera, Germany in an appropriate section of the registration statement. Further, any material agreements with Isdera, Germany should be discussed and filed as exhibits.

4. Please disclose whether you have an internet website. If so, please also disclose the URL address of the website.

5. Please include the information required by Item 506 of Regulation S-B regarding dilution.

Prospectus Cover Page

6. Please state that the shares are to be sold by selling security holders. Additionally, we note that on page 3 you refer to shares being sold by the company, and that on page 8 you refer to all investments being available for use by the company. Revise throughout the document to ensure that you have provided consistent disclosure regarding the fact that the offering of shares is being made by selling shareholders only.

Summary, page 3

7. Please provide a brief description of your business in the summary section.

Ability of Company to Continue as a Going Concern, page 3

8. Please expand this section to quantify the net loss and working capital deficit to which you refer. Additionally, disclose the fact that you have generated no revenues. Finally, if true, discuss the fact that you have no customers and no agreements in place for generating revenues in the future.

Risk Factors

General

9. The risk factor beginning "[w]e may require additional funds to achieve…" is similar to the risk factor beginning "[w]e will need additional capital…." The risk factor beginning, "[s]ome of our competitors…" is similar to the risk factor beginning "[c]ompetition may have a ...." Please do not repeat risks.

10. Please expand this section to discuss the risks associated with the fact that your shares will trade as penny stock.

We may continue to lose money . . ., page 5

11. This risk factor states, "[w]e have, in our history, generated no revenues from operations, have incurred substantial expenses and have sustained losses." Please clearly disclose, if true, that you generated no revenues and incurred losses both before you discontinued operations in 1997 and since August 9, 2006. Alternatively, revise to clarify the business history to which you refer.

Our Management and Major Shareholders own approximately 99% of our issued and outstanding shares, page 6

12. We note the disclosure on page 6 indicating that your management and major shareholders own approximately 99 percent of your issued and outstanding shares. As this ownership gives these individuals the ability to significantly influence or control the Company's operations, the existence of this control relationship should be disclosed in the Company's financial statements in accordance with the guidance outlined in paragraph 2 of SFAS No.57.

Determination of Offering Price, page 9

13. You state that the price was determined arbitrarily. However, you also state the five factors that you considered in determining the estimated price of the common shares. Please clarify the inconsistency. If you used the listed factors to determine the price, please elaborate on each factor and describe how the factors impact the shares price.

Management's Discussion and Analysis or Plan of Operation, page 10
Liquidity and Capital resources

14. Please expand your disclosure to explain your planned timing associated with producing prototypes of your automobile models and your plans in attaining the necessary capital in order to fund the production of such prototypes.

Business of the Company, page 10

15. Throughout this section you include numerous adjectives that do not appear to be supported by other information in the filing. For example, you indicate that "only the best parts and components" were bought, the "most reliable" sub suppliers were "hand picked," and that the Spyder was "very extra special looking" and "turned eyes every time it was seen on the road." You also indicate that in 1993 a "more beautiful" car was manufactured and used the "proven" frame that had "superb" aerodynamics and "breath taking" styling. Please revise your filing to remove the language quoted above and to remove similar marketing language, or provide us with support for these statements.

16. Please provide a brief description of the business conducted from 1987 to 1997, including a description of the products and services provided and the way the current business model differs from the past business model. Additionally, clarify, if true, that you had no sales between 1987 and 1997 or revise to provide a brief discussion regarding your prior results in order to give investors an idea of the results of operations of a similar business.

17. Please disclose any bankruptcy, receivership or similar proceedings.

18. Please disclose all applicable information required by Item 101(b) of Regulation S-B regarding your business. For example, include applicable disclosure regarding the following items.

   a. Please disclose the principal products or services and their markets. We note you state on page 10 that you will attempt to market and sell many different "high end automobiles and automobile related products and services for high end uses." Disclose the types of automobile related

products and services you will provide.

b. Disclose the distribution and methods of the products or services.

c. Disclose the competitive business conditions and your competitive position in the industry and methods of competition.

d. Disclose the sources and availability of the automobiles and automobile related products, such as whether all products come from Isdera, Germany.

e. Disclose any material patents, trademarks, licenses, franchises, concessions or royalty agreements on which your business is dependent, such as licenses or royalty agreements with Isdera, Germany.

19. You state that Isdera, North America started advertising in well known car magazines. Revise to clarify that such advertising was part of your pre-2006 business or advise. Additionally, as a follow-up to comment 15 above, provide us with support for your statement that the car magazines are well known or revise to remove this language.

20. We note your reference to Keith Martin's Sports Car Magazine and the fact that an Isdera coupe sold for $4,800,000. Please provide us with a copy of the article you reference. Additionally, tell us whether the magazine is available publicly for free or for a nominal amount, quantifying the amount of any charge for the magazine.

<u>Plan for the next twelve months, page 11</u>

<u>Management, page 12</u>

21. Briefly describe the business of ASG International, Ltd. and Imexsys Inc. Moreover, please explain the statement, "Transportation, Import-Export and worldwide . . . system introduction of ABI[] to affiliated co. Imexysys Inc., custom broker, international forwarder."

<u>Certain Relationships and Related Transactions, page 13</u>

22. Revise the second paragraph of this section to quantify the amount of the loan from Ruediger Albrecht to the company. Additionally, revise this section and MD&A to discuss the terms of the loan.

23. On page 13, you state that Kingsgate Development agreed to assist you by "advancing a total of up to $90,000 on behalf of the Company." We note in Part II, Item 25, you state that all expenses related to registration statement will be borne by the registrant; none shall be borne by any selling stockholders. However, we

bring your attention to Note 2 of the financial statements on page F-9 where you state, "[t]he expenses of the aforementioned registration up to $90,000 will be borne by the Consultant." Please reconcile the inconsistency. Additionally, if your agreement with Kingsgate relates only to amounts advanced for registration statement expenses, revise to clearly state this.

Principal Stockholders, page 14

24. Please revise the principal stockholders table to state the percentage of shares owned before the offering.

Offering by Selling Shareholders, page 14

25. You state that the table on page 15 assumes that the selling shareholders will sell all of their shares. However, the percentages of beneficial ownership at the completion of the offering appear to be the percentages of beneficial ownership prior to the completion of the offering. Please revise.

26. Please revise this section to discuss the material terms of the transactions in which each of the selling shareholders received the shares being offered. For example, we note from Note 2 on page F-9 that a BVI corporation planned to assist you with the preparation of a Private Placement Memorandum. If the selling shareholders received their shares in the course of this private placement, revise to include the terms of the private placement.

Financial Statements

Report of Registered Public Accounting Firm, page F-2

27. We note from the third paragraph in the audit opinion the following statement: "In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISDERA NORTH AMERICA, INC. as of August 9, 2006…" The date referenced for the financial position should be the date of the balance sheet as presented in the filing (i.e. August 31, 2006). Please revise accordingly.

Statement of Changes in Stockholders' Deficit, page F-5

28. As the inception of the Company's operations occurred on August 9, 2006, please explain why there is an accumulated deficit during development stage of $(53,862) at this date. Also, revise the notes to your financial statements to disclose the nature and terms of the transaction in which the 100 shares of common stock were issued for $1,000 on August 9, 2006. If this transaction did not occur, revise to eliminate it from your statement of changes in stockholders' deficit.

29. We note from your disclosure on page 13 that on August 10, 2006 you <u>issued</u> in exchange for consulting services 2,097,200 and 898,000 shares of common stock to Kingsgate Development Ltd. and Eastern Glow Investments Ltd, respectively. This disclosure conflicts with your disclosure in Note 2 to your financial statements where you state that the above consultants <u>will receive</u> 2,097,200 and 898,000 shares of common stock, indicating that your consultants have yet to receive the respective shares of common stock. Please reconcile and revise the above disclosures for consistency. Additionally, please revise your statement of change in stockholders' deficit to reflect the actual number of shares of common stock issued in connection with the above consulting agreements and the 1,249,900 shares issued to your shareholder for a $52,862 loan payable as disclosed in Note 2. Please also revise your weighted average number of common shares outstanding and your EPS calculation disclosed on page F-4 accordingly.

Statement of Cash Flows, page F-6

30. Please remove the amounts disclosed in "common stock subscribed for services," "unearned stock compensation" and "decrease in shareholder loan", from your cash flows from operating activities section in your statement of cash flows as these amounts represent non-cash transactions. These items should be included in "supplemental disclosure of non-cash investing and financing activities" in accordance with paragraph 32 of SFAS No. 95. Additionally, please reclassify the $1,950 payment for shares not issued from the cash flows from operating activities section to the cash flows from financing activities section. See paragraph 18 and 19 of SFAS No. 95 for guidance.

Note 2. Stockholders' Equity

Private Placement, page F-9

31. Please revise to indicate that the 39,000 shares sold in your private placement were sold for $.05 per common share rather than$1.05 as currently disclosed on page F-9.

Shareholders' Loan, page F-9

32. Please tell us and clarify in Note 2 whether the 1,249,900 shares that were issued to a shareholder were issued in exchange for a loan payable by the Company or a loan receivable by the Company from this shareholder for $52,862. If the shares were issued for a loan receivable, please revise to reflect this loan receivable in a separate column of your statement of changes in shareholders' deficit as a contra equity account. This receivable should also be reflected as a separate line item in the stockholders equity section of your consolidated balance sheet. Refer to the

guidance outlined in SAB Topic 4:E. If the shares were issued as a repayment of a loan to the Company from this shareholder, please indicate the date that this loan originated and the terms of the loan arrangement as part of your response and explain why financial statements have not been presented for periods prior to August 9, 2006 in accordance with Item 310 of Regulation S-B.

Part II

Exhibit 23.1 Consent of Aaron Stein, Independent Auditor

33. Please obtain consent of the independent auditor which refers to the correct date of the auditors report on the financial statements. Please note that this date should be October 6, 2006 rather than October 4, 2006. Also, the date of the auditors report discussed under the heading "Experts" on page 19 should be changed from October 5, 2006 to October 6, 2006.

Undertakings, page 25

34. Please include the complete undertaking required by Item 512(a)(1)(ii) and Item 512(a)(4) of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated

authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Sara Kalin at (202) 551-3454 with any other questions.

Regards,

Sara Kalin
Branch Chief

cc: Michael S. Krome, Esq.
       Fax: (631) 737-8382